Blucora, Inc.
10900 NE 8th St. Suite 800
Bellevue, WA 98004

September 26, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re: Blucora, Inc

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 8, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Filed August 1, 2013

File No. 000-25131

Dear Mr. Gilmore:

Blucora, Inc. (the "Company") hereby advises the staff of the Securities and Exchange Commission (the "Staff") that the Company has received the Staff's letter dated September 12, 2013 (the "Comment Letter") regarding the Staff's review of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2012 and its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2013. Our responses to each comment are provided below. For the Staff's convenience, the comment from the Comment Letter is restated in bold italics prior to our response to that comment.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Net Cash Provided by Operating Activities, page 41

1. The disclosures in this section do not appear to address changes in your balance sheet that materially affected your operating cash flows. For example, we note that accrued expenses and other current and long-term liabilities and prepaids and other current assets increased significantly from December 31, 2011, however, the reasons for such increases are not evident from your disclosures. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Response: The primary driver for material changes in our operating cash flows since December 31, 2011, specifically the changes in accrued expenses and other current and long-term liabilities and prepaids and other current assets, was our acquisition of the TaxACT business, which occurred on January 31, 2012. This acquisition was disclosed throughout our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, including specific disclosures in the Liquidity and Capital Resources section on page 40 of that Annual Report.. In future filings, we will ensure that our disclosure better explains the impact of acquisitions and any other material drivers of material changes in our cash flows.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 62

2. We note your response to prior comment 1 of our letter dated October 3, 2012, where you stated that best estimated selling price was a more appropriate description of the methodology used to determine the fair value of your tax preparation services and that you would update your disclosures accordingly. Per review of your revenue recognition policy on page 63 of the filing it does not appear that these changes have been made as your disclosures continue to indicate that VSOE cannot be established in "limited circumstances." Please tell us whether you continue to use estimated selling price to determine the fair value of the tax preparation services and if so, tell us how your current disclosure reflects this policy.

Response: The Company provided proposed revised disclosure regarding the revenue recognition policy for its Tax Preparation segment in the Company's response to comment 3 of the Staff's letter dated October 3, 2012. The revenue recognition policy on page 63 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 is consistent with the proposed revenue recognition policy disclosure provided in our response to that comment 3. The Company continues to utilize the estimated selling price to determine fair value for a deliverable within a multi-element arrangement when VSOE and TPE do not exist. Our disclosure outlines the applicable fair value hierarchy to be applied when determining fair value in multiple element arrangements, but we recognize that, with respect to the limited circumstances qualifier, this qualifier may lead a reader of the financial statements to ascribe more weight to a particular fair value methodology. The Company will remove this qualifier and reword this disclosure in future filings to read as follows:

"VSOE generally exists when we sell the deliverable separately. When VSOE cannot be established, we attempt to establish selling price for each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. When we are unable to establish selling price using VSOE or TPE, we use ESP in our allocation of arrangement consideration. ESP is the estimated price at which we would sell a product or service if it were sold on a stand-alone basis. We determine ESP for a product or service by considering multiple factors including, but not limited to, historical stand-alone sales, pricing practices, market conditions, competitive landscape, internal costs, and gross margin objectives."

Sales and Marketing Expenses, page 64

3. We note that you classify traffic acquisition costs in sales and marketing expenses. Please explain your basis for classifying these costs as selling and marketing rather than as cost of sales. As part of your response, please tell us whether these represent costs to drive traffic to owned and operated websites only or if they also drive traffic to your distribution partners.

Response: Traffic acquisition costs are primarily online marketing costs, such as search engine marketing, to drive end-users to our owned and operated properties. These costs are incurred on a performance basis, typically in the form of a click-through by an end-user. The click-through directs the end-user to our owned and operated properties that offer our search services. We are required to pay our online marketing partners at the time the click-through activity occurs, typically on net terms ranging from 30 to 45 days, regardless of whether the end-user uses our search services. As such, these costs may result in in-period and/or future period revenue, or may result in an in period cost without revenue. Therefore we believe the classification of traffic acquisition costs in sales and marketing is appropriate.

As mentioned, traffic acquisition costs classified in sales and marketing expenses represent only those costs that drive traffic to our owned and operated properties. Costs associated with distribution partners are classified as cost of sales and primarily relate to revenue share agreements, as such costs are only incurred when revenue is generated.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Note 7. Commitments and Contingencies, page 12

4. In light of your disclosure throughout the filing indicating your intention to cash settle the principal portion of the Convertible Senior Notes issued in March 2013, explain to us why you have not included this future cash obligation disclosure in your Contractual Obligations table, as discussed on page 12 and page 27. In this regard, we note that your current disclosure indicates that there were no material changes to the table since the Form 10-K yet the notes issued in the first quarter of 2013 appear to represent a material cash obligation. Please advise.

Response: The Company issued the Convertible Senior Notes on March 15, 2013, during the first fiscal quarter of 2013, and disclosed in the Quarterly Report on Form 10-Q for that quarter that there were no material changes to the contractual obligations table included in the Annual Report on Form 10-K other than the lease extension and "the potential repayment related to the Notes as disclosed in 'Note 8: Debt'". In Note 8, the Company disclosed that "annual interest payments [for the Convertible Senior Notes] for fiscal year 2013, fiscal years 2014 through 2018, and fiscal year 2019 will be $4.7 million, $8.6 million, and $4.3 million, respectively". In the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013, we disclosed that there were no additional material changes to that table since the Form 10-K, "other than those previously disclosed in the Quarterly Report on Form 10-Q for the first quarter of 2013." In addition, the Convertible Senior Notes, including the terms and amounts of potential conversion, were disclosed in Note 8: Debt, under the sub-heading "Cash, Cash Equivalents, and Short-Term Investments" under the heading "Liquidity and Capital Resources" in the Quarterly Reports on Form 10-Q for both the first and second quarters of 2013.

The Company believes that, although these disclosures were not made in tabular format, it has adequately disclosed all contractual obligations resulting from the issuance of the Convertible Senior Notes. Per Instruction 7 to paragraph (b) of Item 303 of Regulation S-K, the Company is not required to include the table required by paragraph (a)(5) of Item 303 for interim periods, but instead is only required to disclose material changes outside the ordinary course of the registrant's business in the specified contractual obligations during the interim period. However, the Company will consider disclosing any changes to material commitments and contingencies in a tabular format in future filings when such tabular disclosure will improve the clarity of the disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three and Six Months Ended June 30, 2013 and 2012

Search Revenue, page 20

5. Please describe for us, in greater detail, the Google policy changes that will affect your distribution partners that acquire end-users of their search services through downloadable applications and explain how this policy change impacts you. We note that your disclosures indicate that you expect year over year revenue in your distribution partner network to decrease in the second half of 2013. If material to your revenue, please tell us what consideration was given to quantifying the expected decrease in revenue as a result of the policy change. See Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of Release No. 33-8350.

Response: The Company does not believe that the Google policy changes represent a material trend and uncertainty to its business (under Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of Release No. 33-8350). The Company disclosed the changes to certain Google policies as optional forward-looking information to provide part of the context for the anticipated overall slowing of distribution partner revenue growth in 2013. Distribution partner revenue grew at an unexpectedly high rate in the second half of 2012 (up 63% versus prior year comparable period), driven primarily by the success of our distribution partners. Because we do not believe this rate of growth is sustainable, and we were not confident that all of the distribution partners that had driven this growth were capable of sustaining the increased level of revenue, it was our expectation that a probable outcome for the second half of 2013 would be that revenue from our distribution partner network would decrease on a year-over-year basis. The Google policy changes represented a short-term headwind for some of our distribution partners and further contributed to this expectation.

In coming to the conclusion that the Google policy changes did not, by themselves, represent a material trend and uncertainty to our business, we considered the following:

  Diversity in our distribution partner network, and the number of partners that were not impacted by downloadable software application policy changes, providing further opportunity for growth;
  Our expectation that, even without the Google policy changes, our distribution revenue growth would slow, as evidenced by past disclosure in our filings (e.g. Form 10-Q for the Quarterly Period Ended September 30, 2012, page 20) and similar public comments;
  The flexibility of our search service offering provided by our ability to serve search results and ads from alternative content sources, or to use alternate implementations, including implementation that exclude Google content and are therefore exempt from Google policy changes;
  The applicability and timing of similar policy changes to most of our competitors in the marketplace who also use Google, which, over time, we expect will provide somewhat of a level playing field for our partners to compete for traffic and revenue;
  The majority of our search segment revenue was not affected by the Google policy change. We disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations for the Three Months Ended March 31, 2013 and 2012, Search Revenue (page 19 of the Form 10-Q for the second quarter) that revenue from distribution partners impacted by the policy changes currently and historically represents less than 50% of total search segment revenue; and
  Current growth of our owned and operated business and the opportunity for further such growth.

Google's policy changes related to downloadable software applications are confidential Google information and are subject to the confidentiality obligations in the Company's agreement with Google, and thus the Company's ability to disclose the specifics of the policy changes applicable to the Company are somewhat contractually limited. That said, in an effort to provide the Staff more context while observing our contractual confidentiality obligations, we are providing further detail around the business model for downloadable software applications and the policy changes. Certain distribution partners in our network acquire end-users by marketing free downloadable software applications. End users who elect to download these free software applications generally agree to change their default internet search service to the search service product provided by our distribution partner, which is powered by our search services. We earn a share of revenue from our search engine customers, such as Google, when end users click on a paid search result displayed to the end user, and we share a portion of that revenue with the partner. These distribution partners monetize the distribution of free software applications by earning a return on marketing expense through the revenue provided by our search services. The Google policy changes are focused on increasing the transparency in the exchange of free software for displacing the end-user's current search service provider. Therefore, the policy changes implemented by Google have negatively impacted conversion for our distribution partners that acquire traffic through this model. However, as noted above and for the reasons noted above, we do not believe that this impact on the conversion for some of our distribution partners represents a material trend and uncertainty to our business.

In connection with the foregoing responses to the Comment Letter, we hereby acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact the undersigned at (425) 201-8869 with any questions or comments regarding this letter.

Respectfully Submitted,

BLUCORA, INC.

/s/ Eric Emans

Eric Emans

Chief Financial Officer